Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

July 29, 2014 Second quarter 2014 results

Cautionary statement regarding forward-looking statements
Disclaimer:
This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent
UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which
UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies,  limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the
Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced  creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the announced offer to exchange shares of UBS AG for shares of such holding company), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS
Group in response to legal and regulatory requirements, including  capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices;
(xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS's second quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.
© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

2Q14 highlights
Group
Net profit attributable to UBS shareholders CHF 792 million
1
, diluted EPS CHF 0.21
Profit before tax (PBT) CHF 1,218 million, adjusted PBT CHF 1,191 million including CHF 254 million provisions for litigation, regulatory and similar matters
Largest global wealth manager
2
with combined underlying PBT of CHF 941 million
3
Basel III fully applied CET1 ratio of 13.5%, fully applied Swiss SRB leverage ratio of 4.2%
Business divisions
4
Wealth Management: PBT CHF 393 million, NNM CHF 10.7 billion, gross margin of 84 bps
– Solid performance excluding litigation, strong net new money
Wealth Management Americas: PBT USD 246 million, NNM negative USD 2.5 billion
5
– Solid performance on record income, invested assets surpass USD 1 trillion
Retail & Corporate: PBT CHF 367 million, net interest margin increased 5 bps to 158 bps
– Strong performance excluding litigation, increased loan margin
Global Asset Management: PBT CHF 107 million, NNM CHF 11.6 billion excluding money market flows
– Annualized NNM ex-money market growth rate of 8.7% with strong inflows from WM and third-party channels
Investment Bank: PBT CHF 563 million, RoAE of 30%
– Strong contribution from CCS with revenues up across all regions
Corporate Center: Pre-tax loss CHF 387 million, substantial progress in reducing Non-core and Legacy Portfolio
– CHF 412 million loss in Non-core and Legacy Portfolio driven by exits, CHF 8 billion reduction in RWA
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Total net profit of CHF 904 million, of which CHF 112 million attributable to preferred noteholders and non-controlling interests; 2 Scorpio Partnership Global Private
Banking Benchmark 2014; 3 Adjusted PBT for WM and WMA excluding provisions for litigation, regulatory and similar matters; 4 Business division figures on an adjusted basis; 5 Includes withdrawals of ~USD 2.5 billion associated with seasonal income tax payments; 6 Euromoney 2014
Named "Best Global Bank" and "Best Bank in Switzerland" by Euromoney
6

Executing our strategy to further unlock UBS's potential
Continue to exit the Non-core and Legacy Portfolio efficiently
Sustain our capital strength in an evolving regulatory environment
Continue addressing litigation and regulatory issues
Adapting legal structure to enhance resolvability
Remain disciplined on strategy execution while enhancing capabilities and profitability
Further reduce Corporate Center costs and improve front office efficiency
Pursue growth strategy across all segments and regions
Capital-efficient profit growth
Maintain capital strength while addressing legacy issues
Our strategy supports an attractive capital returns program

Group results
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to slide 31 for details on guidance related to net profit attributable to preferred noteholders
CHF million 2Q13 1Q14 2Q14
Total operating income 7,389 7,258 7,147
Total operating expenses 6,369 5,865 5,929
Profit before tax as reported 1,020 1,393 1,218
Own credit on financial liabilities designated at fair value 138 88 72
Gains on sales of real estate 19 23 1
Gain on disposals 0 0 43
Net restructuring charges (140) (204) (89)
Adjusted profit before tax 1,003 1,486 1,191
of which provisions for litigation, regulatory and similar matters (658) (193) (254)
of which guarantee payments in relation to the Swiss-UK tax agreement, an impairment of certain disputed receivables, and others
(207) 6 (53)
Tax (expense)/benefit (125) (339) (314)
Net profit attributable to preferred noteholders/non-controlling interests¹
(205) 0 (112)
Net profit attributable to UBS shareholders 690 1,054 792
Diluted EPS (CHF) 0.18 0.27 0.21
Return on Equity (RoE) (%) 5.9 8.7 6.4
Total book value per share (CHF) 12.49 13.07 13.20
Tangible book value per share (CHF) 10.73 11.41 11.54

Share exchange offer expected to be launched in the third quarter of 2014
1
1 Subject to regulatory approvals, including FINMA and the Swiss TOB; 2 Business days; 3 Duration dependent on certain conditions, acceptance period could be extended up to ten days; 4 Two simultaneous offers will be conducted in the USA and Switzerland (to include an international component); 5 Subject to shareholder approval through a General Meeting; 6 Payout ratio of at least 50% conditional on both fully applied CET1 ratio of minimum 13% and our objective of achieving and maintaining a post-stress CET1 capital ratio of at least 10%
T=0
Swiss offer
prospectus
expected to be
published
during 3Q14
1
T+32
Publication of
preliminary interim
exchange offer results
on T+32, with definitive
results to be released
on T+35
First settlement for UBS shares
tendered in initial acceptance
period, first trading day of UBS
Group Shares on SIX Swiss
Exchange and NYSE
T+37
Publication of
preliminary interim
exchange offer results
on T+46, with definitive
results to be released
on T+49
T+46
Creating a Group holding company
The exchange offer may take up to three months from the publication of the Swiss and US prospectuses
4
to final settlement of
the offer, any squeeze-out required thereafter could take several additional months
Shareholders will be able to tender their shares in an initial and additional acceptance period
A key condition for the successful completion of the offer is achieving a 90% acceptance level by shareholders
Enhanced resolvability is expected to result in UBS qualifying for a capital rebate under Swiss Too-Big-To-Fail legislation
Following successful completion of the transaction, we expect to propose a supplementary capital return of at least
CHF 0.25 per share
5
from the Group holding company, which would be separate and in addition to our targeted capital return of at least 50% of net profit attributable to shareholders
6
T+51
Second settlement for
UBS shares tendered in
additional acceptance
period
T+1 T+10 T+11 T+31 T+35
T+45 T+49
Commencement of
offer; US
prospectus
published
Indicative timetable of principal events²
Cooling-off period
Initial acceptance period
³
Additional acceptance period
³

Net new money
CHF billion
Wealth Management
Solid performance excluding litigation; strong net new money
Operating income down 1%
Recurring income up 3% to CHF 1,440 million on higher
recurring net fee income and higher net interest income
Transaction-based income down 13% to
CHF 472 million with decreases across all regions,
primarily due to lower FX and investment fund revenues
Strong net new money at CHF 10.7 billion
APAC delivered its best quarter since 4Q07
Ongoing cross-border asset outflows outpaced domestic
inflows in Europe
CHF 9.6 billion net inflows in UHNW
Annualized NNM growth rate of 4.8%
Adjusted cost/income ratio 80%
Adjusted expenses up 19% to CHF 1,528 million, driven
primarily by an increase in charges for litigation,
regulatory and similar matters to
CHF 291 million, up CHF 205 million
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)
Quarterly
average
Operating income and profit before tax
CHF million
730
Profit before tax (adjusted),
further excluding a charge in
relation to the Swiss-UK tax
agreement (2Q13 event), as well
as provisions for litigation,
regulatory and similar matters
745
684
1,953
1,943
1,921
557
619
355
607
659
393
2Q13 1Q14 2Q14
6.6
9.0
10.1
10.9
10.7
FY12 FY13 2Q13 1Q14 2Q14

Wealth Management—revenue by source
Revenues impacted by low volumes partly offset by mandate growth
2Q14 2Q13 4Q13 1Q14 3Q13
Income (CHF million)
Gross margin (bps)
Recurring income as a % of income
Net
interest
income
Recurring net fee
income
Transaction-
based and other
income
Increase mainly due to higher NII from
Lombard lending and higher revenues
allocated from Group Treasury
Decrease across all regions, especially in
APAC and Europe, driven by lower
market volume and volatility
Gross margin components (bps)
862 871 886 899 928
Invested assets
CHF billion
Wealth
Management
73% 77% 77% 72% 75%
90
85
85
87 84
1,952 1,837 1,859 1,943 1,919
42 41 41 40 40
909 891 911 897 922
24
20
20
25
21
520
429
434
551
479
7
523 517 513 496 518
24
24 23
22 23
Effect of increased penetration in mandates to
24% of invested assets at 30.6.14, more than
offset impact of cross-border asset outflows

1 Based on the Wealth Management business area structure; refer to page 27 of the 2Q14 financial report for more information
Gross
margin
bps
Net new money
CHF billion
Invested assets
CHF billion
1,484 789 672
Client advisors
FTE
30.6.14
Europe Emerging Markets o/w UHNW
Wealth Management—by region
1
Switzerland Asia Pacific
1,153 758
447 352 238 171 157
Net new money
growth rate
%
2.1
0.1
(1.4)
(2.2)
3.6
2.4
7.0
5.0
0.8
2.1
0.3
4.4
3.8
0.6
0.1
3.3
9.3
5.1
8.5
7.4
0.1
2.4
(1.6)
(2.5)
(0.7)
6.7
4.6
13.3
9.2
16.0
2.1
5.5
0.8
11.0
5.3
11.3
1.8
0.3
8.7
0.8
9.5
5.2
8.4
7.1
9.1
2.2
(0.6)
8.9
9.6
0.3
90
86 86
85
83
2Q13 3Q13 4Q13 1Q14 2Q14
82
74 74
85
78
2Q13 3Q13 4Q13 1Q14 2Q14
98
92
91
90
89
2Q13 3Q13 4Q13 1Q14 2Q14
95
90
92
93
92
2Q13 3Q13 4Q13 1Q14 2Q14
57
52
51
55
52
2Q13 3Q13 4Q13 1Q14 2Q14

Wealth Management Americas (USD)
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
USD (2.5) billion net new money
~USD 2.5 billion of client withdrawals associated with
seasonal income tax payments
Adjusted cost/income ratio 87%
Adjusted expenses up 4% to USD 1,652 million driven
by increased FA compensation and increased G&A
expenses
Charges for litigation, regulatory and similar matters
remained elevated at USD 44 million
Operating income up 2%
Record recurring income: Net interest income increased
4% to USD 261 million on continued  growth in lending
balances, recurring net fee income increased 4% to USD
1,163 million on higher invested asset levels
Transaction-based income decreased by 2% on lower
client activity, most notably in US municipals
Credit loss expense of USD 2 million, compared with
credit loss recovery of USD 19 million in 1Q14
NNM excl. dividends & interest Dividends & interest
Operating income (as reported)
Quarterly
average
Profit before tax (as reported)
Profit before tax (adjusted)
11.2
11.1
8.4
7.6
Continued strong FA productivity
Record annualized revenue per FA of >USD 1 million
Record invested assets per FA of USD 143 million
Strong performance excluding litigation; invested assets >USD 1 trillion
Operating income and profit before tax
USD million
Net new money
USD billion
3.2
1,780
1,865
1,898
245
272
238 256
284
246
2Q13 1Q14 2Q14
5.5
4.8
2.8
2.1
(2.5)
5.7
6.3
5.6
5.5
5.7
FY12 FY13 2Q13 1Q14 2Q14

Wealth Management Americas—FA productivity and lending (USD)
Record invested assets and revenue per FA
Invested assets and FA productivity
Net interest income and lending balances
Invested assets per FA (million)
Revenue per FA (annualized, thousand)
Mortgages Other
3
Credit lines
Credit loss (expense)/recovery (million)
Net interest income 2 (million)
(5) (16) (2) 19 (9)
1 Period ending balances; 2 Total WMA net interest income excluding the following effective interest rate adjustments from mortgage-backed securities in the available-for-sale portfolio (USD): 4Q11 (3) million, 4Q12 2 million, 4Q13 7 million, 1Q14 (9) million and 2Q14 (3) million; 3 Mainly margin loans
Invested assets (billion)
859
967
1,042
1,037
1,068
109
119
136
139
143
756
843
970
987
1,017
4Q11 4Q12 4Q13 1Q14 2Q14
29.7
34.1
39.1
39.6
41.7
4Q11 4Q12 4Q13 1Q14 2Q14
221
228
269
259
264
10
22.8
26.1
29.2
29.5
30.9
2.0
3.8
6.4
6.7
7.0
1

Operating income up 1%
Income increased mainly on higher interest income as
well as increased transaction-based income, offsetting a
decline in recurring net fee and other income
CHF 8 million net credit loss expense compared with net
credit loss recovery of CHF 12 million in the prior quarter
Adjusted cost/income ratio 60%
7% increase in adjusted expenses mainly driven by an
increase in charges for litigation, regulatory and similar
matters to CHF 48 million, up CHF 37 million
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Net new business volume
Operating income and profit before tax
CHF million
Operating income (as reported) Profit before tax (as reported)
Profit before tax (adjusted)
Net interest income, CHF million Net interest margin, bps
Net interest margin
Strong performance excluding litigation; net interest margin up 5 bps
NNBV
1
growth rate (retail business)
%, annualized
Retail & Corporate
948
932 938
377 386
354
390
401
367
2Q13 1Q14 2Q14
4.1
3.5
(0.3)
4.9
1.7
1.1
(0.3)
4.3
2.5
2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14
547 545
556
531
542
531
540
523
541
161
159
162
154
157
154
157
153
158
2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14

Global Asset Management
NNM excluding money market flows remained strong at CHF 11.6 billion
WM businesses Third party
Operating income up 3%
Net management fees up by CHF 23 million mainly in
traditional investments and global real estate, partially
due to strong first quarter NNM
Performance fees down CHF 9 million
to CHF 38 million, mainly in traditional investments and
O'Connor and A&Q
Adjusted cost/income ratio 77%
Adjusted operating expenses up 10%, as the quarter
included CHF 33 million in charges for litigation,
regulatory and similar matters
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Investment performance: alternatives
Gross margin 31 bps
In line with 1Q14, as invested assets rose at the same
pace as revenues
Quarterly
average
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)
CHF 11.6 billion NNM ex-money market
NNM by channel – excluding money market
CHF billion
Operating income and profit before tax
CHF million
489
451
465
138
122
105
152
126
107
2Q13 1Q14 2Q14
(1.3) (1.4)
(3.0)
4.0
2.9
(0.2)
0.2
1.6
9.0
8.7
FY12 FY13 2Q13 1Q14 2Q14
>80% of O'Connor and A&Q assets eligible for
performance fees above high water mark at
quarter-end
Net inflows from third party channels and wealth management
businesses across a variety of capabilities
Annualized ex-money market NNM growth rate of 8.7%,
above the target range of 3-5%

Solid performance with strong contribution from CCS and resilient FRC
¹
Adjusted cost/income ratio 75%
Adjusted operating expenses up 2% to
CHF 1,677 million
Adjusted operating income up 3%
CCS: Strong performance with income up 28% to
CHF 986 million, increasing across all regions with
particularly strong contribution from ECM and DCM
ICS: Resilient performance in FX, Rates and Credit,
Equities impacted by lower volumes, total ICS adjusted
income down 11% to CHF 1,260 million
Operating income (adjusted) Profit before tax (as reported)
Profit before tax (adjusted)
Adjusted operating income and profit before tax²
CHF million
Adjusted operating income²
CHF million
Focused resource utilization
Investment Bank
2,250
2,190
2,241
775
425
579
806
549
563
2Q13 1Q14 2Q14
2Q13 1Q14 2Q14
Corporate Client Solutions 771 770 986
Advisory 163 153 165
Equity Capital Markets 232 196 349
Debt Capital Markets 246 303 371
Financing Solutions 163 128 119
Risk Management (33) (10) (17)
Investor Client Services 1,475 1,420 1,260
Equities 1,113 1,037 906
FX, Rates and Credit 362 382 355
Income 2,246 2,190 2,247
Credit loss (expense)/recovery 4 0 (6)
Total operating income (adjusted) 2,250 2,190 2,241
2Q13 1Q14 2Q14
Adjusted cost/income ratio (%) 64 75 75
Adjusted RoAE (%)
3 38 28 30
RWA (CHF billion) 67 62 68
RWA ex-operational risk (CHF billion) 54 41 47
Adjusted RoRWA (%, gross)
4
13 14 14
Funded assets (CHF billion)
5
179 176 182
Swiss SRB LRD
6
(CHF billion)
- 272 278
Front office staff (FTE) 5,445 5,254 5,167
13
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 FX, Rates and Credit; 2 2Q14 ICS results adjusted for a gain of CHF 43 million (CHF 39 million in FX, Rates and Credit and CHF 4 million in Equities) from the partial sale of our investment in Markit; 3 Return on attributed equity; 4 Based on phase-in Basel III RWA; 5 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; 6 Leverage ratio denominator, fully applied

Corporate Center—Core Functions
Profit before tax of CHF 25 million
Operating expenses
negative CHF 2 million
Operating income CHF 23 million
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Operating income and profit before tax
CHF million
2Q13 3Q13 4Q13 1Q14 2Q14
Treasury income remaining in CC-CF (124) (219) (343) (46) (55)
Own credit gain/(loss) 138 (147) (94) 88 72
Other (19) 169 72 9 6
Operating income (as reported) (5) (197) (365) 51 23
Own credit gain/(loss) 138 (147) (94) 88 72
Gains on sales of real estate 19 207 61 23 1
Early redemption/buyback of UBS debt 0 0 (75) 0 0
Adjusted operating income (162) (257) (257) (60) (50)
Operating expenses (as reported) 126 282 200 227 (2)
Net restructuring charges 5 (1) (7) 2 4
Adjusted operating expenses 121 283 207 225 (6)
Profit before tax (as reported) (131) (479) (565) (176) 25
Profit before tax (adjusted) (283) (540) (464) (285) (44)
Personnel (after allocation) 1,006 1,139 1,055 951 881
14
Net treasury income remaining in Corporate
Center – Core Functions included CHF 182
million of retained funding costs, partly offset
by gains of CHF 56 million on cross-currency
basis swaps, CHF 28 million of interest
income related to preferred securities and a
gain of CHF 13 million related to our macro
cash flow hedges
CHF 141 million net release of provisions for
litigation, regulatory and similar matters
CHF 84 million decrease as actual costs
incurred were lower than the guaranteed cost
allocations charged to the business divisions
and Corporate Center Non-core and Legacy
Portfolio

Corporate Center—Non-core and Legacy Portfolio
Operating income and profit before tax
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Operating income
negative CHF 167 million
Operating expenses
CHF 245 million
CHF million
Profit before tax of negative CHF 412 million
2Q13 3Q13 4Q13 1Q14 2Q14
Non-core (57) (120) (104) 17 (151)
of which: Debit valuation adjustments (21) (47) (68) (19) (44)
Legacy Portfolio 135 21 (36) 13 (15)
of which: SNB StabFund option 122 74 (28) (1) 0
Credit loss (expense)/recovery (5) (1) 11 0 (2)
Total operating income 73 (100) (130) 29 (167)
Adjusted operating income 73 (100) (130) 29 (167)
Operating expenses (as reported) 1,001 593 317 254 245
Net restructuring charges 18 5 24 9 (2)
Adjusted operating expenses 983 588 293 245 247
Profit before tax (as reported) (927) (693) (446) (225) (412)
Profit before tax (adjusted) (909) (688) (422) (216) (414)
Personnel (front office) 263 245 222 195 160
15
Non-core: Income decreased to negative CHF
151 million, mainly due to a CHF 97 million loss in
structured credit resulting from the exit of the
majority of the correlation trading portfolio
Legacy Portfolio: Income decreased to
negative CHF 15 million due to lower gains from
the reference-linked notes and real estate
portfolios
Down 4% on further headcount reductions and
decreased variable compensation expenses
Impairment charge related to certain disputed
receivables was partially offset by a net
release of provisions for litigation, regulatory
and similar matters, resulting in net expenses
of CHF 51 million

Corporate Center—Non-core and Legacy Portfolio
1
Non-core and Legacy Portfolio RWA
CHF billion
Operational
risk 3
Non-core rates
Non-core
other
Legacy
Portfolio 4
RWA excluding operational risk down 21% QoQ; LRD down 10%
Non-core OTC positions natural decay of RWA
CHF billion
Original estimate at 30.9.12
Actual at 30.6.14 and updated
projection for future dates
1 For additional information refer to pages 70-71 of the 2Q14 financial report; 2 Fully applied leverage ratio denominator, pro-forma estimate for 31.12.12,
Legacy Portfolio pro-forma estimate for 31.12.12 based on period ending balance; 3 Non-core and Legacy Portfolio operational risk; 4 Excluding operational risk; 5 Estimates disclosed in the 3Q12 presentation; 6 Estimates based on 30.6.14 data
Non-core
Legacy Portfolio
Non-core and Legacy Portfolio Swiss SRB LRD
CHF billion
14
35
30.6.14
45%
95% of Non-core RWA
ex-operational risk are
OTC positions which will
naturally decay over time
20.3
7.1
3.7
29.3
11.2
9.6
4.5
1.2
1.3
34.2
17.1
14.1
14.2
23.5
23.1
102.5
60.1
51.9
31.12.12 31.3.14 30.6.14
~255
112
99
~38
23
22
~293
134
121
31.12.12 31.3.14 30.6.14
32
27
22
17
12
10
9
8
31.12.14 31.12.15 31.12.16 31.12.17
16
Non-core
credit
2
5
6

Daily trading revenue distribution
Positive trading revenues on all days in 1H14
Combined gross loss of <CHF 3 million for the two days with
negative trading revenues in 2H13
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Daily revenue distribution includes DVA; 2 Line and bars not on same scale
2Q14 (number of days)
3Q13-1Q14 (number of days)
IB and Non-core and Legacy Portfolio revenues
1,2
RWA in CHF billion
Investor Client Services (ICS) revenues
1
Number of days with negative trading revenues (CHF 5 million buckets)
Single day with negative trading revenue in 2Q14 driven by
exits in Non-core
Non-core and Legacy Portfolio RWA
excluding operational risk
Number of days with negative revenue
(IB + Non-core and Legacy Portfolio)
6
1 1 1
53
41
37
29
0
10
20
30
40
50
60
0
2
4
6
8
10
12
14
16
3Q13 4Q13 1Q14 2Q14
2
5
22
41
82
60
28
11
3
2
5
(5)-0 0-5 5-10 10-15 15-20 20-25 25-30 30-35 35-40 40-45 >45

Corporate Center cost reductions
Core Functions:
CHF 1.0 billion net cost reduction target by 2015
Adjusted operating expenses before allocations to business divisions
CHF billion
Non-core and Legacy Portfolio:
CHF 0.4 billion net cost reduction target by 2015
Adjusted operating expenses
CHF billion
Achieved net cost reduction of ~CHF 0.1 billion vs. 1H13
Net cost reductions more than offset by increased costs of
temporary regulatory demand
Achieved net cost reduction of ~CHF 0.2 billion vs. 1H13
Significantly lower provisions for litigation and regulatory matters
Approximately CHF 0.3 billion of net cost reductions achieved in 1H14
Cost
reduction
1H13
annualized
adjusted
operating
expenses
1H14
annualized
adjusted
operating
expenses
3.1
Changes in
provisions
for litigation,
regulatory
and similar
matters
Cost
reduction
FX
movements
Changes in
regulatory
demand of
temporary
nature
1H13
annualized
adjusted
operating
expenses
1H14
annualized
adjusted
operating
expenses
7.8
Changes in
provisions
for litigation,
regulatory
and similar
matters
7.4
1.0
(0.3) 0.3 (0.2)
(0.1)
(0.2)
(1.9)
18
1 Refer to slide 29 in the appendix for more detail; 2 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses, net of changes in charges for provisions for litigation, regulatory and similar matters; 3 Measured net of FX movements and changes in regulatory demand of temporary nature; 4 We estimate an expected reduction in business division allocations of CHF 0.2-0.3 billion for WM, CHF 0.1-0.2 billion for WMA,
CHF 0.3-0.4 billion for IB, CHF 0.1-0.2 billion for R&C and ~CHF 0.1 billion for Global AM (based on current allocation keys); We continue to expect restructuring charges of up to CHF 0.9 billion in FY14 and  CHF 0.8 billion in FY15, with a divisional allocation proportional to the reduction in cost allocations by business division
1,2,3,4 2

Swiss SRB capital and leverage ratios
4
Fully applied CET1 capital ratio of 13.5% and leverage ratio of 4.2%
Swiss SRB RWA and capital ratios
CHF billion
Swiss SRB LRD and leverage ratio
CHF billion
Non-core and Legacy Portfolio
Leverage ratio (fully applied)
Leverage ratio (phase-in)
Swiss SRB total exposure
4.7%
5.0%
5.3%
3.4%
3.8%
4.2%
Investment Bank
Other business divisions and
Corporate Center – Core Functions
Non-core and Legacy Portfolio
Total capital ratio (fully applied)
6.2%
12.8%
13.2%
13.5%
15.4%
16.8%
18.1%
160
134 121
3
1,020
988
981
900
31.12.13 31.3.14 30.6.14 2016
target
99
105
107
131
~105 ~105
62
62
68
13
<70 <70
64
60
52
83
~40
~25
~400
225
227
227 227
<215
<200
30.9.11 31.12.13 31.3.14 30.6.14 30.6.14
by risk
type
31.12.15
target
31.12.17
target
Operational 37%
Market 6%
Credit
2
58%
19
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 At the end of the second quarter, our post-stress CET1 capital ratio exceeded our objective of achieving and maintaining a post-stress CET1 capital ratio of at least 10% on a fully applied basis, refer to the "Capital management" section of the 2Q14 financial report for more detail; 2 Includes CHF 13 billion for non-counterparty-related risk; 3 Full exit of Non-core and Legacy Portfolio equivalent to ~50-60 bps increase in fully applied Swiss SRB leverage ratio based on current fully applied Swiss SRB leverage ratio numerator and denominator; 4 Based on the rules applicable as of the announcement of the target (6.5.14)
CET1 capital ratio (fully applied)
1

2Q14 highlights
Group
Net profit attributable to UBS shareholders CHF 792 million , diluted EPS CHF 0.21
Profit before tax (PBT) CHF 1,218 million, adjusted PBT CHF 1,191 million including CHF 254 million provisions for litigation, regulatory and similar matters
Largest global wealth manager   with combined underlying PBT of CHF 941 million
Basel III fully applied CET1 ratio of 13.5%, fully applied Swiss SRB leverage ratio of 4.2%
Business divisions
Wealth Management: PBT CHF 393 million, NNM CHF 10.7 billion, gross margin of 84 bps
– Solid performance excluding litigation, strong net new money
Wealth Management Americas: PBT USD 246 million, NNM negative USD 2.5 billion
– Solid performance on record income, invested assets surpass USD 1 trillion
Retail & Corporate: PBT CHF 367 million, net interest margin increased 5 bps to 158 bps
– Strong performance excluding litigation, increased loan margin
Global Asset Management: PBT CHF 107 million, NNM CHF 11.6 billion excluding money market flows
– Annualized NNM ex-money market growth rate of 8.7% with strong inflows from WM and third-party channels
Investment Bank: PBT CHF 563 million, RoAE of 30%
– Strong contribution from CCS with revenues up across all regions
Corporate Center: Pre-tax loss CHF 387 million, substantial progress in reducing Non-core and Legacy Portfolio
– CHF 412 million loss in Non-core and Legacy Portfolio driven by exits, CHF 8 billion reduction in RWA
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Total net profit of CHF 904 million, of which CHF 112 million attributable to preferred noteholders and non-controlling interests; 2 Scorpio Partnership Global Private
Banking Benchmark 2014; 3 Adjusted PBT for WM and WMA excluding provisions for litigation, regulatory and similar matters; 4 Business division figures on an adjusted basis; 5 Includes withdrawals of ~USD 2.5 billion associated with seasonal income tax payments; 6 Euromoney 2014
Named "Best Global Bank" and "Best Bank in Switzerland" by Euromoney
1
2
3
6
5
4

Appendix

Regional and business division performance¹
CHF billion
1Q14 2Q14 1Q14 2Q14 1Q14 2Q14 1Q14 2Q14 1Q14 2Q14 1Q14 2Q14
WM 0.1 0.1 0.5 0.4 1.0 1.0 0.4 0.4 0.0 0.0 1.9 1.9
WMA 1.7 1.7 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 1.7 1.7
R&C 0.0 0.0 0.0 0.0 0.0 0.0 0.9 0.9 0.0 0.0 0.9 0.9
Global AM 0.2 0.2 0.1 0.1 0.1 0.1 0.1 0.1 0.0 0.0 0.5 0.5
Investment Bank 0.7 0.7 0.6 0.6 0.6 0.7 0.3 0.3 (0.0) 0.0 2.2 2.3
Corporate Center 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 (0.1) 0.1 (0.1)
Group 2.6 2.6 1.1 1.2 1.7 1.7 1.7 1.7 0.1 (0.1) 7.3 7.1
WM 0.1 0.1 0.3 0.3 0.7 0.9 0.2 0.2 0.0 0.0 1.3 1.6
WMA 1.4 1.5 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 1.4 1.5
R&C 0.0 0.0 0.0 0.0 0.0 0.0 0.5 0.6 0.0 0.0 0.5 0.6
Global AM 0.1 0.1 0.0 0.0 0.1 0.1 0.1 0.1 0.0 0.0 0.3 0.4
Investment Bank 0.5 0.5 0.4 0.5 0.5 0.5 0.2 0.2 0.1 0.0 1.8 1.7
Corporate Center 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.5 0.2 0.5 0.2
Group 2.2 2.2 0.8 0.8 1.3 1.5 1.0 1.1 0.6 0.3 5.9 5.9
WM 0.0 0.0 0.2 0.1 0.3 0.1 0.2 0.1 0.0 0.0 0.6 0.4
WMA 0.2 0.2 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.2 0.2
R&C 0.0 0.0 0.0 0.0 0.0 0.0 0.4 0.4 0.0 0.0 0.4 0.4
Global AM 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.1 (0.0) (0.0) 0.1 0.1
Investment Bank 0.2 0.1 0.2 0.2 0.1 0.2 0.1 0.1 (0.2) (0.0) 0.4 0.6
Corporate Center 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 (0.4) (0.4) (0.4) (0.4)
Group 0.5 0.4 0.4 0.3 0.4 0.3 0.7 0.6 (0.6) (0.4) 1.4 1.2
Switzerland
Corporate Center
and global³
Total
Operating
income
Operating
expenses
Profit
before tax
Americas Asia Pacific EMEA²
22
1 Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; represents a functional view, represents a more complete view of global and local sales for management purposes, as opposed to the split according to the legal entity where the transaction is recorded;
2 Europe, Middle East, and Africa excluding Switzerland; 3 Refers to items managed globally

All business divisions were profitable in each region in 2Q14
1 Europe, Middle East, and Africa excl. Switzerland; 2 Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; revenues are allocated in general following a client domicile view, which is supplemented by overlays to capture cross-country sales; this represents a more complete view of global and local sales for management purposes, as opposed to the split according to the legal entity where the transaction is recorded;
3 Includes Corporate Center and global operating income, expenses, and profit before tax that are not attributed to regions and are managed using a global view (CHF 36 million)
Corporate Center/global: (0.4) billion 2,3
Americas: CHF 0.4 billion
2Q14 PBT
¹, CHF billion
Asia Pacific: CHF 0.3 billion
2Q14 PBT
¹, CHF billion
Switzerland: CHF 0.6 billion
2Q14 PBT
¹, CHF billion
WM WMA R&C Global AM IB
Europe, Middle East, and
Africa¹: CHF 0.3 billion
2Q14 PBT
¹, CHF billion
Regional and business division performance

Corporate Client Solutions (CCS)
Adjusted income
Advisory Equity capital markets Debt capital markets
Financing solutions 1 Risk management
²
Comparison in USD terms (2Q14 vs. 1Q14)
Advisory +8%
Solid contribution from all regions with strong growth
in APAC
Increased participation in M&A transactions
Equity capital markets +78%
Strong performance with increased market share
and increased participation in both IPOs and follow-
ons
Debt capital markets +23%
Increase in leveraged finance, partly offset by lower
investment grade revenues, revenues from
investment grade decreased as improvement in the
Americas was more than offset by decreases in both
EMEA
3
and APAC
Financing solutions (8%)
Lower revenue primarily driven by seasonal decline
in Structured finance
CHF million
Key transactions in 2Q14
4
AerCap’s acquisition of ILFC; Westfield's demerger;
IAG's acquisition of Wesfarmers Insurance
Advisory
ECM
Rights issuance for Deutsche Bank and Gruppo Banco Popolare;
Follow-on for Williams Companies; IPOs of JD.com and Applus
DCM
LBO financings for Carlyle/ADT Korea and SI Organization/QinetiQ
North America; Deutsche Bank’s EUR 3.5 billion AT1 issuance
USD million
+28%
+28%
Strong performance with income up across all regions
163
153
165
232
196
349
246
303
371
163
128
119
(33)
(10) (17)
771
770
986
2Q13 1Q14 2Q14
172 172
186
245
221
393
261
341
418
174
144
133
(36)
(13)
(20)
816
865
1,110
2Q13 1Q14 2Q14
24
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Financing solutions provides customized solutions across asset classes via a wide range of financing capabilities including structured financing, real estate finance and special situations group; 2 Risk management includes corporate lending and hedging activities; 3 Europe, Middle East, and Africa excluding
Switzerland; 4 Transactions closed

Investor Client Services (ICS)
Resilient performance with no negative revenue trading days
Equities (12%)
Revenues declined in derivatives and cash,
reflecting weaker client activity and subdued
volatility, #1 in cash equities globally
Increase in Financing Services on strong trading
revenues in equity finance
Voted "Top European Equity House" for 11
consecutive year
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 2Q14 FX, Rates and Credit results adjusted for a gain of CHF 43 million (CHF 39 million in FX, Rates and Credit and CHF 4 million in Equities), or USD 50 million
(USD 44 million in FX, Rates and Credit and USD 5 million in Equities), from the partial sale of our investment in Markit following its initial public offering;
2 Ranked #1 globally in cash commissions, exclusive of swaps income, in a leading private survey (July 2014); 3 Extel (June 2014); 4 Daily revenue distribution includes DVA
Adjusted income
Equities FX, Rates and Credit
FX, Rates and Credit (7%)
Foreign exchange: Decrease in revenues driven by
emerging market short-term interest rate, FX spot
and e-trading businesses, reflecting lower client
activity
Rates and Credit: Relatively flat with continued focus
on client flow
(11%)
CHF million USD million
(11%)
Comparison in USD terms (2Q14 vs. 1Q14)
CHF million
2Q14 (number of days)
3Q13-1Q14 (number of days)
2
5
22
41
82
60
28
11
3
2
5
(5)-0 0-5 5-10 10-15 15-20 20-25 25-30 30-35 35-40 40-45 >45
25
382
429
400
1,560
1,594
1,420
2Q13 1Q14 2Q14
362
382
355
1,475
1,420
1,260
2Q13 1Q14 2Q14
1
2
th
3
4
12-month daily revenue distribution
1,177
1,165
1,020
1,113
1,037
905

Retained Treasury income in Corporate Center—Core Functions
We continue to expect retained funding costs to decline in the mid-term
CHF million
Costs of the Group's overall
long term funding will be
reduced as the long term debt
portfolio rolls off and with
declining volumes as we
reduce our balance sheet
We will continue to maintain a
diversified funding profile and
comfortable LCR and NSFR
ratios
FY13 1Q14 2Q14
Gross results (excluding accounting driven adjustments) 664 137 174
Allocations to business divisions (921) (206) (243)
Net revenues
(excluding accounting driven adjustments)
(257) (69) (69)
of which: retained funding costs (510) (165) (182)
of which: profits retained in Treasury 253 96 113
Accounting asymmetry and other adjustments (645) 23 16
Mark-to-market losses from cross currency swaps, macro cash flow hedge ineffectiveness, Group Treasury FX, debt buyback and other
Net treasury income retained in CC-Core Functions (902) (46) (55)
26
Central funding costs retained in Group Treasury increased on the back of the issuance of our loss absorbing notes and as business divisions reduced their consumption of funding
Retained funding costs expected to decrease to approximately CHF 100 million in FY15 and to a negligible amount in FY16
Treasury income retained in Corporate Center – Core Functions

Our balance sheet, funding and liquidity positions are strong
Our balance sheet structure has many characteristics of a AA-rated bank
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Total funding sources defined as: repurchase agreements, cash collateral on securities lent, due to banks, short-term debt issued, due to customers, long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables. Refer to liquidity and funding management section of the 2Q14 report for further detail; 2 As of 30.6.14. Pro-forma ratios using supervisory guidance from FINMA. Refer to the liquidity and funding management section of the 2Q14 financial report for details about the calculation of UBS’s Basel III LCR and NSFR
Strong funding profile
– Well diversified by market, tenor
and currency
– Limited use of short-term
wholesale funding
– 105% Basel III NSFR
2
Strong liquidity position
– 117% Basel III LCR
2
Funding by product
1
Repurchase agreements
Short term debt issued
Cash collateral payables on derivative instruments
Securities lending
Prime brokerage payables
Due to customers
Long-term debt issued
Due to banks
CHF 664 billion
High proportion
of stable funding
sources with deposits
59%, and long-term
debt 19%
19%
59%
30.6.14

Breakdown of changes in Group RWA
31.3.14
By type
CHF billion
31.3.14
By business division
CHF billion
227
227
+1
0
(1)
227
227
+2
+6
0
(8)
30.6.14
Methodology/model-driven
Book size and other:
FX impact
Non-core and Legacy Portfolio
²:
Corporate Center – Core Functions
Investment Bank:
30.6.14
All other businesses
³
28
•
Non-core: CHF 2.4 billion reduction in market risk RWA
primarily due the exit of the majority of the correlation portfolio
•
Non-core: CHF 2.4 billion reduction in credit risk RWA primarily due to lower advanced CVA
•
Legacy Portfolio: CHF 3.1 billion reduction in securitization RWA across banking book and trading book due to sales
•
CHF 3.8 billion increase in credit risk RWA primarily due
to aged trade settlements and increase in originated commercial real estate loans in advance of securitization
•
CHF 1.4 billion increase in market risk RWA
•
CHF 0.6 billion increase related to incremental operational
risk RWA
¹
•
CHF 2.3 billion decrease in market risk RWA due to the
exit of the majority of the correlation portfolio and trading book securitization exposures partly offset by increased
VaR and stressed VaR
•
CHF 1.0 billion higher credit risk RWA primarily due to
aged trade settlements and increase in originated
commercial real estate loans in advance of securitization,
partly offset by lower banking book securitization
exposures and advanced CVA
•
CHF 1.3 billion increase related to incremental
operational risk RWA¹
Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA; 2 Refer to pages 70-71 of the 2Q14 financial report for more information on Non-core and Legacy Portfolio; 3 Wealth Management, Wealth Management Americas, Retail & Corporate
and Global Asset Management

Corporate Center adjusted operating expenses before service
allocation
Core Functions adjusted operating expenses before service allocation to business divisions and Non-core and Legacy Portfolio
CC - Core Functions - adjusted expenses before service allocation to business divisions and CC - Non-core and Legacy Portfolio
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 6M13 6M14 FY13
CHF million
Personnel expenses 1,101 1,006 955 1,007 959 904 2,107 1,863 4,070
General and administrative expense 910 849 1,022 970 947 806 1,758 1,753 3,750
Depreciation and impairment of property and equipment 161 180 170 185 179 184 342 364 696
Amortization and impairment of intangible assets 1 1 1 1 1 1 2 2 4
Total adjusted operating expenses before service allocation to business divisions and CC - Non-core and Legacy Portfolio
2,173 2,036 2,148 2,163 2,087 1,895 4,209 3,982 8,520
Net allocations to business divisions (1,931) (1,915) (1,865) (1,956) (1,862) (1,902) (3,846) (3,763) (7,667)
of which: Wealth Management (498) (484) (460) (521) (464) (504) (982) (968) (1,964)
of which: Wealth Management Americas (274) (267) (264) (268) (250) (264) (542) (514) (1,074)
of which: Retail & Corporate (316) (306) (305) (319) (275) (282) (622) (557) (1,246)
of which: Global Asset Management (128) (123) (126) (123) (113) (114) (250) (226) (499)
of which: Investment Bank (557) (562) (560) (589) (632) (621) (1,119) (1,253) (2,267)
of which: CC - Non-core and Legacy Portfolio (157) (173) (150) (136) (129) (117) (330) (246) (616)
Total adjusted operating expenses 242 121 283 207 225 (6) 363 219 853

Adjusted results
Adjusting items
Business division / Corporate Center 2Q13 1Q14 2Q14 FY13
CHF million
Operating income as reported (Group) 7,389 7,258 7,147 27,732
Of which:
Own credit on financial liabilities designated at Fair Value Corporate Center - Core Functions 138 88 72 (283)
Gains on sales of real estate Corporate Center - Core Functions 19 23 1 288
Corporate Center - Core Functions 0 0 0 (194)
Corporate Center - Non-core and Legacy Portfolio 0 0 0 27
Gain from the partial sale of our investment in Markit Investment Bank 0 0 43 0
Gain on disposal of Global AM's Canadian domestic business Global Asset Management 0 0 0 34
Investment Bank 0 0 0 55
Corporate Center - Core Functions 0 0 0 (24)
Operating income adjusted (Group) 7,232 7,147 7,031 27,829
Operating expenses as reported (Group) 6,369 5,865 5,929 24,461
Of which:
Wealth Management 50 40 38 178
Wealth Management Americas 10 10 7 59
Retail & Corporate 13 15 13 54
Global Asset Management 14 4 2 43
Investment Bank 31 124 27 210
Corporate Center - Core Functions 5 2 4 (6)
Corporate Center - Non-core and Legacy Portfolio 18 9 (2) 235
Operating expenses adjusted (Group) 6,229 5,661 5,840 23,689
Operating profit/(loss) before tax as reported 1,020 1,393 1,218 3,272
Operating profit/(loss) before tax adjusted 1,003 1,486 1,191 4,141
Net gain on sale of remaining proprietary trading business
Net loss related to the buyback of debt in public tender offer
Net restructuring charges

Important information related to numbers shown in this
presentation

Use of adjusted numbers
Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 13-14 of the 2Q14 financial report for an overview of adjusted numbers.
Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 85 of the 2Q14 financial report.
Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.
Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.
From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.
Refer to the “Capital Management” section in the 2Q14 financial report for more information.
Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.
Refer to “Note 17 Currency translation rates” in the 2Q14 financial report for more information.
Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded
Net profit attributable to preferred noteholders:
Purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer to create a group holding company is expected to cause a triggering event which results in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the 4Q14, we expect to attribute further net profit to preferred noteholders of up to approximately CHF 80 million in that period. If we have attributed net profit to preferred noteholders of CHF 80 million in 4Q14, we would expect to attribute net profit to preferred noteholders of approximately CHF 30 million in 2015 and CHF 80 million in 2016.

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States. The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS AG and UBS Group AG (“UBS Group”) may be required to file materials relevant to the announced exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus proposed to be published by UBS Group in due course in connection with the proposed tender offer.

In member states of the European Economic Area (“EEA”), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by UBS Group or the dealer-manager for the proposed exchange offer of a prospectus pursuant to Article 3 of the Prospectus Directive. UBS Group, the dealer-manager for the proposed exchange offer and any of their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the announced exchange offer to exchange shares of UBS AG for shares UBS Group), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xvi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.